                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 AMENDMENT NO. 1

                            WINSLOEW FURNITURE, INC.
                            ------------------------
                              (NAME OF THE ISSUER)

                          TRIVEST FURNITURE CORPORATION
                        TRIVEST FURNITURE PARTNERS, LTD.
                           TRIVEST FUND II GROUP, LTD.
                                 EARL W. POWELL
                             PHILLIP T. GEORGE, M.D.
                            WILLIAM F. KACZYNSKI, JR.
                                 PETER W. KLEIN
                                  BOBBY TESNEY
                            VINCENT A. TORTORICI, JR.
                                 R. CRAIG WATTS
                                RICK J. STEPHENS

                            WINSLOEW FURNITURE, INC.
                            ------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   975377 10 2
                                   -----------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    Peter W. Klein, Esq.                                     Vincent A. Tortorici, Jr.
                       Trivest, Inc.                                         WinsLoew Furniture, Inc.
            2665 South Bayshore Drive, Suite 800                                160 Village Street
                    Miami, Florida 33133                                     Birmingham, Alabama 35242
                       (305) 858-2200                                             (205-408-7600)

                                                   WITH COPIES TO:
                                                  James M. Dubin, Esq.
       Bruce E. Macdonough, Esq.                 Paul, Weiss, Rifkind,                   James F. Hughey, Jr.
        Greenberg Traurig, P.A.                    Wharton & Garrison                    Balch & Bingham LLP
         1221 Brickell Avenue                 1285 Avenue of the Americas              1901 Sixth Avenue North
         Miami, Florida 33131                   New York, New York 10019              Birmingham, Alabama 35203
            (305) 579-0500                           (212) 373-3000                         (205) 251-8100

--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

         This statement is filed in connection with (check the appropriate box):

a.       |X|      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

c.       [ ]      A tender offer.

d.       [ ]      None of the above.


                  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
   TRANSACTION VALUE                                       AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     $249,571,303.......................................           $49,915
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. Assumes purchase of 7,181,908 shares of Common Stock, par value $.01 per share, of WinsLoew Furniture, Inc. at $34.75 per share.


         |X| Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $47,401; $2,514
Form or registration no.:  Preliminary Proxy Statement on Schedule 14A
Filing party:     WinsLoew Furniture, Inc.
Dates filed:      April 20, 1999; June 4, 1999

         This Rule 13e-3 Transaction Statement (this "Statement") is being filed in connection with the filing by WinsLoew Furniture, Inc. ("WinsLoew" or the "Company") with the Securities and Exchange Commission (the "Commission") on June 4, 1999 of a preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the shareholders of WinsLoew. At such meeting, the shareholders of WinsLoew will vote upon, among other things, the adoption of a Second Amended and Restated Agreement and Plan of Merger dated as of May 4, 1999 (the "Merger Agreement") by and among WinsLoew and Trivest Furniture Corporation (the "Purchaser"), pursuant to which the Purchaser will be merged with and into WinsLoew.

         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A which is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS REFERENCE SHEET
ITEM IN SCHEDULE 13E-3              CAPTION OR LOCATION IN THE PROXY STATEMENT
--------------------------------    --------------------------------------------
Item 1(a)........................   Outside Front Cover Page; "Introduction";
                                    "Summary -- Parties to the Merger"



Item 1(b)........................   Outside Front Cover Page; "Summary--Record
                                    Date and Quorum"; "--Market Prices of Common
                                    Stock and Dividends"; "Market Prices of
                                    Common Stock and Dividends"

Item 1(c)........................   "Summary--Market Prices of Common Stock and
                                    Dividends"; "Market Prices of Common Stock and Dividends"

Item 1(d)........................   "Dividends"; "Market Prices of Common Stock
                                    and Dividends"

Item 1(e)........................   None

Item 1(f)........................   "Dividends"; "Market Prices of Common Stock
                                    and Dividends"

Item 2(a)........................   "Introduction"; "Summary--Parties to the
                                    Merger"; "Management--Directors and
                                    Executive Officers of WinsLoew"; "Certain
                                    Information Concerning the Purchaser and
                                    Other Affiliates"

Item 2(b)-(d)....................   "Management--Directors and Executive
                                    Officers of WinsLoew"; "Certain Information
                                    Concerning the Purchaser and Other
                                    Affiliates"

Item 2(e)........................   None

Item 2(f)........................   None

Item 2(g)........................   "Management--Directors and Executive
                                    Officers of WinsLoew"; "Certain Information
                                    Concerning the Purchaser and Other
                                    Affiliates"

Item 3(a)(1).....................   "Certain Transactions"

ITEM IN SCHEDULE 13E-3              CAPTION OR LOCATION IN THE PROXY STATEMENT
---------------------------------   --------------------------------------------

Item 3(a)(2).....................   "Summary--Conflicts of Interest"; "--Certain
                                    Effects of the Merger"; "Special
                                    Factors--Background of the Merger";
                                    "--Conflicts of Interest";
                                    "--Certain Effects of the Merger"

Item 3(b).........................  "Summary--Conflicts of Interest"; "--Certain
                                    Effects of the Merger"; "Special
                                    Factors--Background of the Merger";
                                    "--Conflicts of Interest";
                                     "--Certain Effects of the Merger"

Item 4(a).........................  "Introduction"; "Summary--The Merger";
                                    "--Effective Time of the Merger and Payment for Shares"; "--Certain Effects of the Merger"; "--Conditions to the Merger, Termination and Expenses"; "--Rights of Dissenting Shareholders"; "The Merger"; "Rights of Dissenting Shareholders"; Appendix A


Item 4(b).........................  "Introduction"; "Summary--Purpose of the
                                    Special Meeting"; "--Parties to the Merger";
                                    "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"; "--Rights of Dissenting Shareholders"; "Special Factors--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "The Merger--Termination Fee"; "Rights of Dissenting Shareholders"

Item 5(a), (b)....................  "Summary--Purpose and Reasons of the
                                    Affiliates for the Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "--Financing of the Merger"; "Special Factors--Background of the Merger"; "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "--Conduct of WinsLoew's Business After the Merger"

Item 5(c).........................  "Special Factors--Conflicts of Interest";
                                    "--Conduct of WinsLoew's Business
                                    After the Merger"

Item 5(d).........................  "Summary--Conflicts of Interest";
                                    "--Financing of the Merger"; "Special
                                    Factors--Conflicts of Interest"; "The
                                    Merger--Financing"


Item 5(e)........................   "Summary--Financing of the Merger";
                                    "--Certain Effects of the Merger"; "Special
                                    Factors--Certain Effects of the Merger";
                                    "--Conduct of WinsLoew's Business After
                                    the Merger"; "The Merger--Financing"


Item 5(f), (g)...................   "Summary--Certain Effects of the Merger";
                                    "Special Factors--Certain Effects of the
                                    Merger"

Item 6(a).........................  "Summary--Financing of the Merger"; "The
                                    Merger--Financing"

Item 6(b).........................  "The Merger--Expenses of the Transaction"

Item 6(c).........................  "Summary--Financing of the Merger"; "The
                                    Merger--Financing"

Item 6(d).........................  Not applicable

ITEM IN SCHEDULE 13E-3              CAPTION OR LOCATION IN THE PROXY STATEMENT
---------------------------------   --------------------------------------------

Item 7(a)-(c).....................  "Summary"; "Special Factors--Background of
                                    the Merger"; "--The Special Committee's and the Board's Recommendation"; "--Opinion of Financial Advisor"; "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"

Item 7(d).........................  "Introduction"; "Summary--The Merger";
                                    "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "--Federal Income Tax Consequences"; "--Rights of Dissenting Shareholders"; "--Accounting Treatment"; "--Financing of the Merger"; "Special Factors--Background of the Merger"; "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "--Conduct of WinsLoew's Business After the Merger"; "--Certain Risks in the Event of Bankruptcy"; "The
                                    Merger--Conversion of Securities";
                                    "--Cash-out of WinsLoew Stock Options";
                                    "--Financing"; "--Accounting Treatment";
                                    "Rights of Dissenting Shareholders";
                                    "Federal Income Tax Consequences";
                                    "Principal Shareholders and Stock Ownership of Management"


 Item 8(a), (b)...................  "Summary--The Special Committee's and the
                                    Board's Recommendation"; "--Opinion of
                                    Financial Advisor"; "--Position of the
                                    Affiliates as to Fairness of the Merger";
                                    "--Conflicts of Interest"; "--Rights of
                                    Dissenting Shareholders"; "Special
                                    Factors--Background of the Merger"; "--The
                                    Special Committee's and the Board's
                                    Recommendation"; "--Opinion of Financial
                                    Advisor"; "--Position of the Affiliates as to Fairness of the Merger"; "--Conflicts of Interest"; "Rights of Dissenting Shareholders"

Item 8(c).........................  "Introduction"; "Summary--Vote Required";
                                    "Special Factors--The Special Committee's and the Board's Recommendation"; "The Special Meeting--Voting Procedures; Required Vote"; "The Merger--Conditions"

 Item 8(d)........................  "Summary--The Special Committee's and the
                                    Board's Recommendation"; "--Opinion of
                                    Financial Advisor"; "Special
                                    Factors--Background of the Merger"; "--The
                                    Special Committee's and the Board's
                                    Recommendation"; "--Opinion of Financial
                                    Advisor"

Item 8(e).........................  "Summary--The Special Committee's and the
                                    Board's Recommendation"; "--Conflicts of
                                    Interest"; "Special Factors--The Special
                                    Committee's and the Board's Recommendation";
                                    "--Conflicts of Interest"

Item 8(f).........................  None


Item 9(a)-(c).....................  "Summary--The Special Committee's and the
                                    Board's Recommendation"; "--Opinion of
                                    Financial Advisor"; "Special
                                    Factors--Background of the Merger"; "--The
                                    Special Committee's and the Board's
                                    Recommendation"; "--Opinion of Financial
                                    Advisor"; Appendix B

Item 10(a)........................  "Summary--Purpose and Reasons of the
                                    Affiliates for the Merger"; "--Conflicts of Interest"; "Special Factors--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"; "Principal Shareholders

ITEM IN SCHEDULE 13E-3              CAPTION OR LOCATION IN THE PROXY STATEMENT
---------------------------------   --------------------------------------------

                                    and Stock Ownership of Management"

Item 10(b)........................  "Market Prices of Common Stock and
                                    Dividends"


Item 11...........................  "Introduction"; "Summary--Vote Required";
                                    "--Parties to the Merger"; "--Conflicts of Interest"; "--Financing of the Merger"; "Special Factors--Background of the Merger"; "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "The Merger--Financing"


Item 12(a), (b)...................  "Introduction"; "Summary--Vote Required";
                                    "--Purpose and Reasons of the Affiliates for the Merger"; "--The Special Committee's and the Board's Recommendation"; "--Conflicts of Interest"; "Special Factors--The Special Committee's and the Board's Recommendation"; "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of Interest"; "The Special Meeting--Voting Procedures; Required Vote"

Item 13(a)........................  "Summary--Rights of Dissenting
                                    Shareholders"; "Rights of Dissenting
                                    Shareholders"

Item 13(b)........................  Not applicable

Item 13(c)........................  Not applicable


Item 14(a)........................  "Selected Consolidated Financial Data";
                                    "Management's Discussion and Analysis of
                                    Results of Operations and Financial
                                    Condition"; "Index to Financial Statements"

Item 14(b)........................  Not applicable

Item 15(a)........................  "Summary--Parties to the Merger";
                                    "--Conflicts of Interest"; "--Conditions to the Merger, Termination and Expenses"; "--Financing of the Merger"; "The Special Meeting--Proxy Solicitation"; "Special
                                    Factors--Conflicts of Interest"; "The
                                    Merger--Expenses"; "--Termination Fee";
                                    "--Financing"


Item 15(b)........................  "The Special Meeting--Proxy Solicitation"

Item 16...........................   Proxy Statement
Item 17(a)-(f)....................   Not applicable

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Introduction" and "Summary--Parties to the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary--Record Date and Quorum," "--Market Prices of Common Stock and Dividends" and "Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Summary--Market Prices of Common Stock and Dividends" and "Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the section entitled "Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (e)      None.

         (f) The information set forth in the section entitled "Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The information set forth in the sections entitled "Introduction", "Summary--Parties to the Merger," "Management--Directors and Executive Officers of WinsLoew" and "Certain Information Concerning the Purchaser and Other Affiliates" of the Proxy Statement is incorporated herein by reference.

         (b)-(d), (g) The information set forth in the sections entitled "Summary--Parties to the Merger," "Management--Directors and Executive Officers of WinsLoew" and "Certain Information Concerning the Purchaser and the Other Affiliates" of the Proxy Statement is incorporated herein by reference.

         (e), (f) Neither the Purchaser nor any executive officer, director or person controlling the Purchaser or any Affiliate has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The information set forth in the section entitled "Certain Transactions" of the Proxy Statement is incorporated herein by reference.

         (a)(2) The information set forth in the sections entitled "Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Introduction," "Summary--The Merger," "--Effective Time of the Merger and Payment for Shares," "--Certain Effects of the Merger," "--Conditions to the Merger, Termination and Expenses," "--Rights of Dissenting Shareholders," "The Merger" and "Rights of Dissenting Shareholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Summary--Purpose of the Special Meeting," "--Parties to the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" "The Merger--Termination Fee" and "Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a),(b) The information set forth in the sections entitled "Summary--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "--Conduct of WinsLoew's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Special Factors--Conflicts of Interest" and "--Conduct of WinsLoew's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Conflicts of Interest" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Summary--Financing of the Merger," "--Certain Effects of the Merger," "Special Factors--Certain Effects of the Merger," "--Conduct of WinsLoew's Business After the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (f),(g) The information set forth in the sections entitled "Summary--Certain Effects of the Merger" and "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the sections entitled "Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Merger--Expenses of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (d)      Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in the sections entitled "Summary," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Purpose and Reasons of the Affiliates for the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Introduction," "Summary--The Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Federal Income Tax Consequences," "--Rights of Dissenting Shareholders," "--Accounting Treatment," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Conduct of WinsLoew's Business After the Merger," "--Certain Risks in the Event of Bankruptcy," "The Merger--Conversion of Securities," "--Cash-out of WinsLoew Stock Options," "--Financing," "--Accounting Treatment," "Rights of Dissenting Shareholders," "Federal Income Tax Consequences" and "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.

ITEM 8.         FAIRNESS OF THE TRANSACTION.

         (a), (b) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Affiliates as to Fairness of the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Affiliates as to Fairness of the Merger," "--Conflicts of Interest" and "Rights of Dissenting Shareholders" of the Proxy Statement are incorporated herein by reference.

         (c) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "Special Factors--The Special Committee's and the Board's Recommendation," "The Special Meeting--Voting Procedures; Required Vote" and "The Merger--Conditions" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Conflicts of Interest," "Special Factors--The Special Committee's and the Board's Recommendation" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (f)      None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the sections entitled "Summary--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "Special Factors--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.

         (b)      "Market Prices of Common Stock and Dividends."

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "--Parties to the Merger," "--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a),(b) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "--Purpose and Reasons of the Affiliates for the Merger," "--The Special Committee's and the Board's Recommendation," "--Conflicts of Interest," "Special Factors--The Special Committee's and the Board's Recommendation," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest" and "The Special Meeting--Voting Procedures; Required Vote" of the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Summary--Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The information set forth in the section entitled "Selected Consolidated Financial Data" of the Proxy Statement and in the Consolidated Financial Statements of the Company for the fiscal years ended December 31, 1997 and December 31, 1998, which are included in the Proxy Statement, is incorporated herein by reference.

         (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information set forth in the sections entitled "Summary--Parties to the Merger," "--Conflicts of Interest," "--Conditions to the Merger, Termination and Expenses," "--Financing of the Merger," "The Special Meeting--Proxy Solicitation," "Special Factors--Conflicts of Interest," "The Merger--Expenses," "--Termination Fee" and "--Financing" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Special Meeting--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) BankBoston, N.A. commitment letter to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(2) to this Schedule 13E-3 as filed on April 19, 1999).

(a)(2) BankBoston, N.A. confirmation letter with respect to $33.00 per share purchase price to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(3) to this Schedule 13E-3 as filed on April 19,
         1999).

(a)(3) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(4) to this Schedule 13E-3 as filed on April 19, 1999).

(a)(4) BankBoston, N.A. commitment letter to Trivest Furniture Corporation dated April 27, 1999.

(a)(5) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated April 30, 1999.

(a)(6) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated May 3, 1999.

(b)(1)   Opinion of Mann, Armistead & Epperson, Ltd. dated April 7, 1999.

(b)(2) Management's projections for fiscal years 1999 through 2002 provided to Mann, Armistead & Epperson, Ltd., that are summarized in the preliminary Proxy Statement (filed as Exhibit (b)(2) to this Schedule 13E-3 as filed on April 19, 1999).

(b)(3) Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its opinion dated April 7, 1999 to the Special Committee.

(b)(4) Opinion of Mann, Armistead & Epperson, Ltd. dated May 4, 1999 (included as Appendix B to the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(b)(5) Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its opinion dated May 4, 1999 to the Special Committee.

(c)(1) Second Amended and Restated Agreement and Plan of Merger dated as of May 4, 1999 among WinsLoew Furniture, Inc. and Trivest Furniture Corporation (included as Appendix A to the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(d)(1) Letter to Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(d)(2) Notice of Special Meeting of Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(d)(3)   Preliminary Proxy Statement.

(d)(4)   Form of Proxy.

(d)(5) Press Release issued by WinsLoew Furniture, Inc. dated January 18, 1999 (filed as Exhibit to this Schedule 13E-3 as filed on April 19, 1999).

(d)(6) Press Release issued by WinsLoew Furniture, Inc. dated January 25, 1999 (filed as Exhibit to this Schedule 13E-3 as filed on April 19, 1999).

(d)(7) Press Release issued by WinsLoew Furniture, Inc. dated March 5, 1999 (filed as Exhibit to this Schedule 13E-3 as filed on April 19, 1999).

(d)(8) Press Release issued by WinsLoew Furniture, Inc. dated March 31, 1999 (filed as Exhibit to this Schedule 13E-3 as filed on April 19, 1999).

(d)(9) Press Release issued by WinsLoew Furniture, Inc. dated May 5, 1999 (incorporated by reference to the Current Report on Form 8-K filed by WinsLoew Furniture, Inc. on May 5, 1999).

(e)      Not applicable.

(f)      Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                             WINSLOEW FURNITURE, INC.





Dated:  June 4, 1999                         By:   /s/ Bobby Tesney
                                                ----------------------------------------------
                                                   Name: Bobby Tesney
                                                   Title: President and Chief
                                                          Executive Officer

                                             TRIVEST FURNITURE CORPORATION


Dated:  June 4, 1999                         By:   /s/ William F. Kaczynski, Jr.
                                                ----------------------------------------------
                                                   Name:  William F. Kaczynski, Jr.
                                                   Title: Vice President


                                             TRIVEST FURNITURE PARTNERS, LTD.


                                             By:   TFP, Ltd., its General Partner

                                             By: Trivest II, Inc., Its General Partner

Dated:  June 4, 1999                         By:  /s/ William F. Kaczynski, Jr.
                                                ----------------------------------------------
                                                   Name: William F. Kaczynski, Jr.
                                                   Title: Managing Director


                                             TRIVEST FUND II GROUP, LTD.

                                             By:   Trivest Equities, Inc., its General Partner

Dated:  June 4, 1999                         By: /s/ William F. Kaczynski, Jr.
                                                ----------------------------------------------
                                                 Name:   William F. Kaczynski, Jr.
                                                 Title:  Managing Director

Dated:  June 4, 1999                         By:   /s/ Earl W. Powell
                                                ----------------------------------------------
                                                   Earl W. Powell

Dated:  June 4, 1999                         By:   /s/ Phillip T. George, M.D.
                                                ----------------------------------------------
                                                   Phillip T. George, M.D.

Dated:  June 4, 1999                         By:   /s/ William F. Kaczynski, Jr.
                                                ----------------------------------------------
                                                   William F. Kaczynski, Jr.





Dated:  June 4, 1999                         By:   /s/ Peter W. Klein
                                                ----------------------------------------------
                                                   Peter W. Klein

Dated:  June 4, 1999                         By:   /s/ Bobby Tesney
                                                ----------------------------------------------
                                                   Bobby Tesney

Dated:  June 4, 1999                         By:   /s/ Vincent A. Tortorici, Jr.
                                                ----------------------------------------------
                                                   Vincent A. Tortorici, Jr.

Dated:  June 4, 1999                         By:   /s/ R. Craig Watts
                                                ----------------------------------------------
                                                   R. Craig Watts

Dated:  June 4, 1999                         By:   /s/ Rick J. Stephens
                                                ----------------------------------------------
                                                   Rick J. Stephens


                                  EXHIBIT INDEX


         EXHIBIT
          NUMBER                       DESCRIPTION
        --------  --------------------------------------------------------------
         (a)(4) BankBoston, N.A. commitment letter to Trivest Furniture Corporation dated April 27, 1999.

         (a)(5) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated April 30, 1999.

         (a)(6) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated May 3, 1999.

         (b)(1)   Opinion of Mann, Armistead & Epperson, Ltd. dated April 7,
                  1999.

         (b)(3) Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its opinion dated April 7, 1999 to the Special Committee.

         (b)(5) Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its opinion dated May 4, 1999 to the Special Committee.

         (d)(3)   Preliminary Proxy Statement.

         (d)(4)   Form of Proxy.